February 6, 2014

U.S. Securities and Exchange Commission	VIA EDGAR

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-3628

Attn:	Mr. Jeffrey Riedler
Mr. Austin Stephenson

Re:	Flexion Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-193233

Acceleration Request
	Requested Date:	Monday, February 10, 2014
	Requested Time:	4:30 P.M. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on February 10, 2014, at 4:30 p.m., Eastern Standard Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant hereby authorizes each of Sean Clayton and Jon Russo of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Sean Clayton of Cooley LLP, counsel to the Registrant, at (858) 550-6034, or in his absence, Jon Russo at (858) 550-6073.

In connection with this request, the Registrant acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Flexion Therapeutics, Inc.

By:	/s/ Michael D. Clayman, M.D.
President and Chief Executive Officer

cc:	Frederick W. Driscoll, Flexion Therapeutics, Inc.
Thomas A. Coll, Esq., Cooley LLP
Sean M. Clayton, Esq., Cooley LLP
Jon R. Russo, Esq., Cooley LLP
Edward King, Esq., Goodwin Procter LLP